File Support



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS



10047156

May 17, 2010

Act	—
Section	—
Rule	Rules 101 & 102 of Regulation M
Public Availability	5/17/2010

Jeffrey Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

Re: **Requested Transactions of the Republic of Argentina ("Argentina")**
File No. TP 10-31

Dear Mr. Cohen:

In your letter dated May 17, 2010, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), you request on behalf of Barclays Capital Inc., Citigroup Global Markets Inc., and Deutsche Bank Securities Inc. (together, the "International Joint Dealer Managers") and certain of their affiliates an exemption from Rule 101 of Regulation M in connection with two transactions involving the debt securities of Argentina. The first of these is Argentina's invitation (the "Invitation") to holders of a series of outstanding bonds (collectively, the "Eligible Securities") to exchange the Eligible Securities for thirteen new series of unsecured debt securities (collectively, the "New Securities"). The second of these transactions is a concurrent offering by Argentina of one of the New Securities, the 2017 Globals, for cash (the "Cash Offering," and collectively with the Invitation, the "Requested Transactions"). Specifically, you seek an exemption to permit the International Joint Dealer Managers and their affiliates to act as market makers in the 2005 Securities and the New Securities while participating in the distribution of the New Securities. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Division would not recommend enforcement action to the Commission under Rule 101 of Regulation M, thus permitting the International Joint Dealer Managers and their affiliates (as delineated in your letter), in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the 2005 Securities and the New Securities during the applicable restricted period for the distribution of the New Securities. In particular, this no action relief is based on the facts that: Argentina is a sovereign government whose financial affairs are widely and extensively reported; the high liquidity and significant depth of the trading market in the Eligible Securities (and expected to exist with respect to the New Securities), particularly due to the large aggregate principal amount of Eligible Securities outstanding and of the New Securities expected to be outstanding; the International Joint Dealer Managers estimate that approximately 20 to 25 dealers regularly place bids and offers for the outstanding 2005 Securities (and are expected to regularly place bids and offers for all of the New Securities), of which approximately 15 to 20 are continuous market makers; the International Joint Dealer Managers estimate that daily purchases and sales of the Eligible Securities by the International Joint Dealer Managers and their affiliates do not account, on average, for more than 20% of the average daily trading volume in the Eligible Securities; the International Joint Dealer Managers estimate that daily purchases and sales of the New Securities by the International Joint Dealer Managers and their affiliates do not account, on average, for more than 25% of the average daily trading volume in the 2005 Securities (and will not on average account for more than 25% of the average daily trading volume in any of the New Securities); while the New Securities are expected to trade on the basis of yield, the volume of outstanding debt securities, breadth of trading, and the yield correlation for those securities dramatically reduce the risk of manipulation consistent with the actively-traded and investment grade exceptions of Rule 101(c); purchases of a series of Argentina's debt securities would have a smaller or less durable impact on the yield at which that series of debt securities trades than they would otherwise have, since that yield would be compared by the market to yields for other series of Argentina's debt securities; bid and ask prices for the New Securities in the OTC market are expected to be widely available, via display on interdealer broker screens on Reuters and Bloomberg electronic information services; as of December 31, 2009, Argentina's gross public debt was U.S. $147 billion in principal amount; and the Requested Transactions will be made pursuant to Argentina's effective registration statement under the Securities Act of 1933. This no action relief is subject to the following conditions:

1. The International Joint Dealer Managers will provide to the Division within 30 days after the expiration of the Invitation a daily time-sequenced schedule of all transactions in the 2005 Securities and New Securities made during the restricted period (as defined in Rule 100 of Regulation M) of the Requested Transactions, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of transaction;

    b. the exchange, quotation system, or other facility through which the transactions occurred; and

    c. whether the transactions were made for a customer account or a proprietary account.

2. The International Joint Dealer Managers shall provide to the Division, upon request, a daily time-sequenced schedule of all transactions in Eligible Securities (other than those that are 2005 Securities) made during the restricted period (as defined in Rule 100 of Regulation M) of the Requested Transactions, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of transaction;

    b. the exchange, quotation system, or other facility through which the transactions occurred; and

    c. whether the transactions were made for a customer account or a proprietary account.

3. The records required pursuant to this no action relief shall be maintained by the International Joint Dealer Managers for at least two years from the date of the termination of the Invitation.

4. The prospectus supplement for the Requested Transactions shall disclose that the International Joint Dealer Managers and certain affiliates have received no action relief, consistent with this letter, from the provisions of Rule 101.

The foregoing no action relief from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this no action relief are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the International Joint Dealer Managers and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

Very truly yours,



Josephine A. Tao
Assistant Director

Attachment

Linklaters

Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Telephone (+1) 212 903 9000
Facsimile (+1) 212 903 9100

Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Josephine A. Tao
(Assistant Director)

May 17, 2010

Dear Ms. Tao:

Invitation and Cash Offering of The Republic of Argentina ("Argentina")

We are writing on behalf of Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (together, the "**International Joint Dealer Managers**") and certain affiliates[1] of the International Joint Dealer Managers, to request exemption from Rule 101 ("**Rule 101**") of Regulation M under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), with respect to the trading activities of the International Joint Dealer Managers and their affiliates in connection with Argentina's invitation (the "**Invitation**") to holders of those series of outstanding bonds that were outstanding prior to the 2005 Exchange Offer (as defined below) and that are listed in Annex A (the "**Pre-2005 Eligible Securities**") and those series of outstanding bonds that were issued in the 2005 Exchange Offer (as defined below) and that are listed in Annex A (the "**2005 Eligible Securities**" and, together with the Pre-2005 Eligible Securities, the "**Eligible Securities**") to exchange the Eligible Securities for several new series of unsecured debt securities, described in Annex B (collectively, the "**New Securities**"), and the Cash Offering (as defined below).

I. FACTS

The Invitation and Cash Offering

Argentina launched the Invitation and the Cash Offering (as defined below) in early May 2010 in order to restructure its outstanding debt obligations that are currently in default. The Invitation will be made pursuant to Argentina's effective registration statement (the "**Registration Statement**") under Schedule B of the Securities Act of 1933, as amended (the "**Securities Act**"), and the terms and conditions are

[1] For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with any of the International Joint Dealer Managers.

described more fully in the prospectus supplement (the "**Exchange Offer Prospectus Supplement**") issued in connection with the Invitation. The International Joint Dealer Managers believe that substantially all of the Eligible Securities held by U.S. persons are held by institutional investors.

Holders of Eligible Securities who tender their Eligible Securities will receive, depending on their election and the Eligible Securities they hold, a variety of New Securities as well as cash. There are 13 series of New Securities, 12 of which are series with the same economic terms as, but generally not fungible with, 12 series issued in the 2005 Exchange Offer (as defined below) (the "**2005 Securities**") and hence outstanding and being traded currently. The remaining series of New Securities are 8.75% Global Bonds due 2017 (the "**2017 Globals**").

The International Joint Dealer Managers are acting as soliciting agents on behalf of Argentina for the Invitation, for which they will receive fees in the form of New Securities, paid by tendering holders of Pre-2005 Eligible Securities based on the eligible amount of Pre-2005 Eligible Securities tendered for exchange pursuant to the Invitation, as described more fully in the Exchange Offer Prospectus Supplement. The International Joint Dealer Managers will not receive any fees with respect to tenders of 2005 Eligible Securities, which are included in the Invitation solely because the terms of those securities require that Argentina grant the holders the right to participate in future offers to creditors that did not participate in Argentina's 2005 restructuring. Resales of any New Securities received by the International Joint Dealer Managers as fees in connection with the Invitation are expected to be made pursuant to the Registration Statement on terms and conditions described in one or more separate resale prospectus supplements (the "**Resale Prospectus Supplements**").

Argentina also intends to conduct a concurrent offering (the "**Cash Offering**") pursuant to the Registration Statement of 2017 Globals for cash for an aggregate principal amount expected to be not less than U.S.$1,000,000,000 on or before the Early Settlement Date (as defined in the Exchange Offer Prospectus Supplement) on terms and conditions described in a separate preliminary prospectus supplement (the "**Cash Offer Prospectus Supplement**"). Affiliates of the International Joint Dealer Managers will act as underwriters with respect to the Cash Offering, for which they will receive fees in the form of commissions based on the aggregate principal amount of 2017 Globals issued pursuant to the Cash Offering, as described more fully in the Cash Offer Prospectus Supplement.

Although the International Joint Dealer Managers may trade the Eligible Securities or other debt securities of Argentina for their own account or for the account of customers and may accordingly hold a long or short position in the Eligible Securities or other securities of Argentina, none has any obligation to do so or to share any profit or loss from such action with any other International Joint Dealer Manager. In addition, the Registration Statement does not preclude the International Joint Dealer Managers from acquiring more than a certain percentage of New Securities.

The International Joint Dealer Managers believe that substantially all of the New Securities issued pursuant to the Invitation to U.S. persons will be acquired by institutional investors, and that a significant amount of the New Securities issued pursuant to the Invitation will be acquired by foreign investors.

Argentina's Debt

According to the Registration Statement, as of December 31, 2009, Argentina's total public debt, net of financial assets related to debt operations (such as certain reimbursement obligations from the provinces and financial institutions), was U.S.$133 billion (44.1% of the nominal gross domestic product of

Argentina ("**GDP**")), and its total gross public debt was U.S.$147 billion (48.8% of nominal GDP), in each case excluding Untendered Debt (as hereinafter defined). According to the Registration Statement, the amount of defaulted debt in respect of securities that were eligible for, but were not tendered in, the 2005 Exchange Offer (as hereinafter defined) was U.S.$29.8 billion ("**Untendered Debt**").

In December 2001, the Government of Argentina declared a moratorium on a substantial portion of Argentina's public debt and restructured its public debt in an exchange offer in 2005. In this respect, in January 2005, Argentina launched a global voluntary offer to exchange (the "**2005 Exchange Offer**") 152 different series of securities on which it had defaulted in 2001. The 2005 Exchange Offer was made to U.S. persons pursuant to Argentina's effective Securities Act registration statement on Schedule B, on terms and conditions described more fully in a prospectus supplement prepared and filed with the Securities and Exchange Commission (the "**SEC**") in connection with the 2005 Exchange Offer. As a result of the 2005 Exchange Offer, Argentina's total gross public debt decreased from U.S.$191.3 billion in 2004 (127.3% of nominal GDP) to U.S.$129.2 billion in 2005 (73.9% of nominal GDP). The decrease was also driven by the fact that the total debt figures published by Argentina since 2005 exclude Untendered Debt.

Argentina's foreign currency long term debt (which would include the Eligible Securities) is currently rated "B3" by Moody's Investor Services, Inc., and "B-" by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, and Argentina and the International Joint Dealer Managers currently expect the New Securities to have at least the same, and potentially higher, ratings.

Market for Argentina's Bonds

The principal market for trading in the Eligible Securities and the New Securities in the United States and outside the United States is (or, in the case of the New Securities, is expected to be) the over-the-counter interdealer market (the "**OTC Market**"). In addition, certain series of the Eligible Securities are listed (and the New Securities are expected to be listed) on the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange (in the case of certain of the Eligible Securities) or the Euro MTF market (in the case of the New Securities), and certain series of the Eligible Securities and the New Securities are listed or are expected to be listed on the Buenos Aires Stock Exchange and admitted to trading on the *Mercado Abierto Electrónico* in Argentina (although they do not, or in the case of the New Securities are not expected to, trade actively on those exchanges).

The International Joint Dealer Managers estimate that approximately 10 to 15 dealers regularly place bids and offers for the Eligible Securities, of which 5 to 10 are indicative market makers. The International Joint Dealer Managers act as market makers in the Eligible Securities in connection with their general trading activities; the International Joint Dealer Managers estimate that their aggregate daily purchases and sales of Eligible Securities do not on average account for more than 20% of the average daily trading volume ("**ADTV**") in the Eligible Securities. Indicative bid and ask prices for the Eligible Securities and the New Securities in the OTC Market are generally available, via display on interdealer broker screens, display on Reuters and Bloomberg electronic information services and otherwise.

The International Joint Dealer Managers estimate that approximately 20 to 25 dealers regularly place bids and offers for the outstanding 2005 Securities (and are expected to regularly place bids and offers for all of the New Securities), of which 15 to 20 are continuous market makers. The International Joint Dealer Managers act as market makers in the outstanding 2005 Securities (and are expected to act as market makers in all of the New Securities) in connection with their general trading activities; the International

Joint Dealer Managers estimate that their aggregate daily purchases and sales of 2005 Securities do not on average account for more than 25% of the ADTV in the 2005 Securities (and will not on average account for more than 25% of the ADTV in any of the New Securities). Bid and ask prices for the outstanding 2005 Securities and all of the New Securities in the OTC Market are (or, in the case of the New Securities, are expected to be) widely available, via display on interdealer broker screens, display on Reuters and Bloomberg electronic information services and otherwise.

Moreover, Argentina and the International Joint Dealer Managers currently expect that both the ADTV and the number of dealers and market-makers will increase with respect to the New Securities, particularly as the New Securities are currently expected to form part of the Emerging Markets Bond Index. Indeed, the difference between the liquidity and depth of the markets today in the remaining Eligible Securities and the liquidity and depth of those markets in 2005 is largely attributable to, and offset by, the liquidity and depth of the markets today in the 2005 Securities. Although trading data on the 2005 Securities does not permit precise ADTV determination, the International Joint Dealer Managers are of the view that all of the 2005 Securities, with the *possible* exception of three series governed by Argentine law (ownership by U.S. persons of which the International Joint Dealer Managers estimate to be *de minimis*), would very easily satisfy the ADTV test of Rule 101(c)(1).

Although there is no published data relating to the location or identity of the beneficial owners of the Pre-2005 Eligible Securities or the 2005 Securities, the International Joint Dealer Managers believe that less than 10% of the Pre-2005 Eligible Securities are held by U.S. persons (as defined in Regulation S under the Securities Act) and approximately 25% of the 2005 Securities are held by U.S. persons (as defined in Regulation S under the Securities Act).

The International Joint Dealer Managers have informed us that debt securities of Argentina trade on the basis of yield. While relief in this context has historically noted that the sovereign debt securities in question trade on the basis of spreads to U.S. Treasury or local treasury securities, the International Joint Dealer Managers believe the prima facie resemblance in this respect of debt securities of Argentina to the corporate high-yield market is offset by the massive volume of outstanding debt securities of Argentina as well as the transaction sizes of the Invitation and the Cash Offering. In this regard, we note that more than $35.2 billion aggregate principal amount of 2005 Securities was issued in 2005 and remains outstanding; that the Invitation contemplates the issuance of as much as $9.25 billion (and Argentina has publicly suggested a likely issuance of $5.6 billion, i.e. a 60% take-up rate) aggregate principal amount of New Securities, and that approximately $1 billion aggregate principal amount of New Securities may be issued in the Cash Offering. Yields for different series of Argentina's debt securities are, when adjusted for differences in duration, generally correlated; this means as a practical matter that purchases of a series of Argentina's debt securities would have a smaller or less durable impact on the yield at which that series of debt securities trades than they would otherwise have, since that yield would be compared by the market to yields for other series of Argentina's debt securities. The volume of outstanding debt securities, breadth of trading and the yield correlation described in the preceding sentence dramatically reduce the risk of manipulation consistent with the actively-traded and investment grade exceptions of Rule 101(c).

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until completion of the distribution.

If the International Joint Dealer Managers do not acquire any New Securities pursuant to the Invitation, their participation in the distribution will be completed by the time results of the Invitation are announced and trading in the New Securities commences; in that case, Rule 101 would not restrict the trading activities of the International Joint Dealer Managers with respect to the New Securities. However, this alternative is not practicable. The market will expect the International Joint Dealer Managers to participate in the Invitation to some extent alongside other investors, and the International Joint Dealer Managers believe that the International Joint Dealer Managers' failure to do so would create a significant market concern and disrupt an otherwise orderly process. Moreover, if the International Joint Dealer Managers did not acquire an initial inventory of New Securities by participating in the Invitation to some extent alongside other investors, it would be extremely difficult for them to immediately begin making a market in the New Securities; since the market would be relying on the International Joint Dealer Managers to provide additional liquidity during the first few hours and days of trading, this could disrupt an otherwise orderly market, with potentially serious consequences. For all these reasons, the International Joint Dealer Managers believe that the International Joint Dealer Managers will have to participate in the Invitation.

The Exchange Offer Prospectus Supplement, the Cash Offer Prospectus Supplement and the Resale Prospectus Supplements each disclose that the International Joint Dealer Managers are seeking an exemption from Rule 101, and to the extent such exemption is granted by the SEC, the International Joint Dealer Managers undertake to disclose that the exemption has been granted in a subsequent prospectus supplement relating to the contemplated Invitation which will be issued upon announcement of the results of the Invitation.

Despite the importance of the International Joint Dealer Managers' participation in the Invitation (which would enable them to build a reasonable initial long position so they could act as market makers), Rule 101 might be construed to impose restrictions on their trading activity that will render market making impracticable; as mentioned above, this could disrupt an otherwise orderly market during the first few hours and days of trading, with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request that the SEC, acting pursuant to paragraph (d) of Rule 101, exempt the International Joint Dealer Managers and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the New Securities and the 2005 Securities during the restricted period specified in Rule 101.

As a condition to its own ability to rely on the relief requested, each International Joint Dealer Manager undertakes to keep records of each purchase of Eligible Securities and New Securities that it makes for its own account (or any discretionary account it manages) at any time when it owns Eligible Securities and New Securities received from Argentina in the Invitation. These records will consist of (i) the date and time of purchase, the broker (if any), the title, price and amount of New Securities purchased and the market in which the purchase is effected; (ii) the exchange, quotation system or other facility through which the transactions occurred; and (iii) whether the transactions were made for a customer account or a proprietary account; but the records will exclude any client-specific data the disclosure of which is restricted under applicable bank secrecy or other laws. Each such International Joint Dealer Manager will maintain such records relating to purchases of Eligible Securities and New Securities for a period of two years following the expiration of the Invitation and will make them available at its home office for inspection and copying by an authorized representative of the SEC or, if it is not feasible for the SEC to examine such records at such offices or if the Director of the Division of Trading and Markets requests and the expense of doing so is not unreasonable, such International Joint Dealer Manager will make a copy of the records available at the SEC's offices in Washington, D.C. In addition, each such International Joint Dealer Manager will submit such records relating to purchases of 2005 Securities and New Securities to the Director of the Division of Trading and Markets within 30 days after the expiration of the Invitation.

Exemption from the prohibitions of Rule 101, or in the alternative confirmation that the prohibitions do not apply, in the context of these transactions is, in our view, warranted for the following reasons.

(a) Purchases by the International Joint Dealer Managers are, in the view of the International Joint Dealer Managers, unlikely to have a significant impact on the price of the New Securities due to (i) the high liquidity and significant depth of the trading market existing with respect to the 2005 Securities and expected to exist with respect to the New Securities, particularly in light of the large aggregate principal amount of the New Securities expected to be outstanding (there is no limit on the amount in Discounts, 2017 Globals or GDP-linked Securities (as defined and described further in Annex B) that may be issued pursuant to the Invitation) and (ii) the large number of dealers expected to regularly place bids and offers for, or indicatively make markets in, the New Securities.

(b) Argentina is a sovereign whose financial affairs are widely reported on, the transaction is global in nature rather than domestic and the investor base in the United States is highly institutional.

(c) The market for the 2005 Securities is highly liquid with considerable depth.

(d) No International Joint Dealer Manager has entered into an underwriting commitment with any other party regarding the Invitation, nor has any International Joint Dealer Manager agreed to share any profits or expenses resulting from its participation for its own account in the Invitation or trading of the New Securities with any other International Joint Dealer Manager after the Invitation expires.

(e) A portion of the New Securities will likely be issued to short-term investors looking to sell them immediately, with the result that demands for liquidity during the first few hours and days of trading will likely be extremely high. In this regard, the International Joint Dealer Managers believe that, in the short term, (i) the market will look to the International Joint Dealer Managers to provide a significant portion of that liquidity (and to play a leadership role in ensuring an orderly market), (ii) other broker-dealers and market participants will act opportunistically and will have no incentive to ensure an orderly and liquid market and (iii) other broker-dealers will not in any event have the same capacity as the International Joint Dealer Managers are expected to have to ensure an orderly and liquid market. This belief is borne out, for example, by the experiences of Mexico and Brazil when similar invitations to exchange Brady bonds for global bonds were conducted in 1996 and the first half of 1997. In the Mexican invitation, we understand that approximately $200 million in aggregate principal amount of global bonds traded in the first 30 minutes of trading. Goldman,

Sachs & Co., who had received an exemption from then-existing Rule 10b-6 under the Exchange Act to trade in the Mexican global bonds, and who initially received $108 million in aggregate principal amount of global bonds in the invitation, purchased another $104 million in aggregate principal amount and sold $182 million in aggregate principal amount on the first day of trading alone. Similarly, in the 1997 Brazilian invitation, we understand that approximately $376 million in aggregate principal amount of global bonds traded in the first 60 minutes of trading. Goldman, Sachs & Co. and J.P. Morgan, who had received an exemption from Rule 101 to trade in the Brazilian global bonds, and who initially received $570 million in aggregate principal amount of global bonds in the invitation, purchased another $403 million in aggregate principal amount and sold $538 million in aggregate principal amount on the first day of trading alone. Similar situations have also occurred in more recent sovereign global bond exchange offers. The International Joint Dealer Managers believe that if the dealer managers in those invitations had not been able to provide liquidity during the first few days of trading in the securities issued therein, the market would have been seriously disrupted.

(f) Although Rule 101 technically permits the International Joint Dealer Managers to stabilize the market during the Rule 101 restricted period, that flexibility is not available as a practical matter. The International Joint Dealer Managers have advised us that, in the non-investment-grade debt securities market, a formal stabilizing bid would be seen as a clear signal that the transaction has failed, which could result in market disruption for the subject securities. Accordingly, the International Joint Dealer Managers do not expect to stabilize and, absent relief, will not be able to provide additional liquidity for the market.

(g) When Argentina made a similar offer in the 2005 Exchange Offer to holders of Eligible Securities to exchange their Eligible Securities for four new series of unsecured bonds, the dealer managers were granted exemptions from Rule 101 to allow trading in such unsecured bonds under similar circumstances.[2]

(h) When Argentina, Brazil, Colombia, Mexico, Panama and Venezuela conducted global bond offerings, the dealer managers were granted exemptions from Rule 101 (or then-existing Rule 10b-6 under the Exchange Act), to allow trading in the securities being distributed under similar circumstances.[3] The liquidity of Argentina's external debt is comparable to the liquidity of Brazil's, Mexico's and Venezuela's external debt. The policy reasons underlying the exemptions given in these other transactions apply equally well to the Invitation.

(i) The economics of the Invitation (other than with respect to tenders of 2005 Eligible Securities, which are expected to represent less than 5% of the total amount of Eligible Securities tendered) are set in advance, and no activity (other than as mentioned above) by the International Joint Dealer Managers will affect pricing in the distribution.

---

[2] Republic of Argentina, SEC No-Action Letter (January 14, 2005)

[3] See, e.g., Republic of Argentina, SEC No-Action Letters (January 14, 2005; May 30, 2001; March 30, 1999; April 30, 1999; April 27, 1999 and September 25, 1997); Federative Republic of Brazil, SEC No-Action Letters (July 7, 2004; June 28, 2004; January 12, 2004; October 15, 2003; September 9, 2003; July 3, 2003; June 10, 2003; April 29, 2003; February 21, 2001; October 13, 2000; March 22, 2000; February 24, 2000; January 21, 2000; March 20, 1998 and June 11, 1997); The Republic of Colombia, SEC No-Action Letters (November 19, 2003 and December 2, 2002); United Mexican States, SEC No-Action Letter (February 17, 1999); Republic of Panama, SEC No-Action Letters (January 16, 2004; July 5, 2000; November 18, 1998 and September 30, 1997); and Bolivarian Republic of Venezuela, SEC No-Action Letter (September 22, 2004).

Please call me or, in my absence, Grace Avedissian at (212) 903-9294 with any questions you may have concerning this request. I may also be reached by email at jeffrey.cohen@linklaters.com and Ms. Avedissian may be reached at grace.avedissian@linklaters.com.

Very truly yours,



Jeffrey Cohen
Partner

ANNEX A

ELIGIBLE SECURITIES

Pre-2005 Eligible Securities

Letras Externas, Argentine peso 11.75% due 2007
Letras Externas, Argentine peso 8.75% due 2002
Letras Externas, Austrian schillings 7% due 2004
Letras Externas, euro 8.75% due 2003
Letras Externas, euro 10% due 2005
Letras Externas, euro EURIBOR + 5.10% due 2004
Letras Externas, euro 8.125% due 2004
Letras Externas, euro 9% due 2005
Letras Externas, euro 9.25% due 2004
Letras Externas, euro 10% due 2007
Letras Externas, euro Fixed-rate due 2028
Strip Coupon, euro Fixed-rate due 2006
Strip Coupon, euro Fixed-rate due 2011
Strip Coupon, euro Fixed-rate due 2016
Strip Coupon, euro Fixed-rate due 2021
Strip Coupon, euro Fixed-rate due 2026
Letras Externas, euro 8.50% due 2010
Letras Externas, euro 10.50% 2000 and 7% 2001-2004 due 2004
Letras Externas, euro 7.125% due 2002
Letras Externas, British pounds sterling 10% due 2007
Letras Externas, Italian lira 11% due 2003
Letras Externas, Italian lira 10% due 2007
Letras Externas, Italian lira LIBOR + 1.6% due 2004
Letras Externas, Italian lira 10% 1997 - 1999 and 7.625 % 1999-2007 due 2007
Letras Externas, Italian lira 9.25 % 1997-1999 and 7% 1999-2004 due 2004
Letras Externas, Italian lira 9% 1997-1999 and 7% 1999-2004 due 2004
Letras Externas, Italian lira 10.375% 1998-2000 and 8% 2001-2009 due 2009
Letras Externas, Italian lira LIBOR + 2.5% due 2005
Letras Externas, Japanese yen 7.4% due 2006 (EMTN Series 38)
Letras Externas, Japanese yen 7.4% due 2006 (EMTN Series 40)
Letras Externas, Japanese yen 7.4% due 2006 (EMTN Series 36)
Letras Externas, Japanese yen 6% due 2005
Letras Externas, Japanese yen 4.4% due 2004
Letras Externas, Japanese yen 3.5% due 2009
Letras Externas, U.S. dollar LIBOR+5.75% due 2004
Letras Externas, U.S. dollar BADLAR +2.98% due 2004 (Series 75)
Strip Interest 01/02
Strip Interest 02/02
Strip Interest 03/02
Strip Interest 04/02
Strip Interest 05/02
Strip Interest 06/02
Strip Interest 07/02
Strip Interest 08/02
Strip Interest 09/02
Strip Interest 10/02
Strip Interest 11/02
Strip Interest 12/02
Strip Interest 01/03
Strip Interest 02/03

Strip Interest 03/03
Strip Interest 04/03
Strip Interest 05/03
Strip Interest 06/03
Strip Interest 07/03
Strip Interest 08/03
Strip Interest 09/03
Strip Interest 10/03
Strip Interest 11/03
Strip Interest 12/03
Strip Interest 01/04
Strip Interest 02/04
Strip Interest 03/04
Strip Interest 04/04
Strip Interest 05/04
Strip Principal 05/11/03
Strip Principal 08/11/03
Strip Principal 11/11/03
Strip Principal 02/11/04
Strip Principal 05/11//04
Letras Externas, U.S. dollar BADLAR +2.98% due 2004 (Series 75) (Tranch 7)
Strip Interest 01/02 T.7
Strip Interest 02/02 T.7
Strip Interest 03/02 T.7
Strip Interest 04/02 T.7
Strip Interest 05/02 T.7
Strip Interest 06/02 T.7
Strip Interest 07/02 T.7
Strip Interest 08/02 T.7
Strip Interest 09/02 T.7
Strip Interest 10/02 T.7
Strip Interest 11/02 T.7
Strip Interest 12/02 T.7
Strip Interest 01/03 T.7
Strip Interest 02/03 T.7
Strip Interest 03/03 T.7
Strip Interest 04/03 T.7
Strip Interest 05/03 T.7
Strip Interest 06/03 T.7
Strip Interest 07/03 T.7
Strip Interest 08/03 T.7
Strip Interest 09/03 T.7
Strip Interest 10/03 T.7
Strip Interest 11/03 T.7
Strip Interest 12/03 T.7
Strip Interest 01/04 T.7
Strip Interest 02/04 T.7
Strip Interest 03/04 T.7
Strip Interest 04/04 T.7
Strip Interest 05/04 T.7
Strip Principal 05/11/03 T.7
Strip Principal 08/11/03 T.7
Strip Principal 11/11/03 T.7
Strip Principal 02/11/04 T.7
Strip Principal 05/11/04 T.7

Letras Externas, U.S. dollar ENCUESTA + 4.95% due 2004 (Series 74)
Strip Interest 01/02
Strip Interest 02/02
Strip Interest 03/02
Strip Interest 04/02
Strip Interest 05/02
Strip Interest 06/02
Strip Interest 07/02
Strip Interest 08/02
Strip Interest 09/02
Strip Interest 10/02
Strip Interest 11/02
Strip Interest 12/02
Strip Interest 01/03
Strip Interest 02/03
Strip Interest 03/03
Strip Interest 04/03
Strip Interest 05/03
Strip Interest 06/03
Strip Interest 07/03
Strip Interest 08/03
Strip Interest 09/03
Strip Interest 10/03
Strip Interest 11/03
Strip Interest 12/03
Strip Interest 01/04
Strip Interest 02/04
Strip Interest 03/04
Strip Interest 04/04
Strip Interest 05/04
Strip Principal 05/11/05
Strip Principal 08/11/03
Strip Principal 11/11/03
Strip Principal 02/11/04
Strip Principal 05/11/04
Letras Externas, U.S. dollar ENCUESTA + 4.95% due 2004 (Series 74) (Tranch 7)
Strip Interest 01/02 T.7
Strip Interest 02/02 T.7
Strip Interest 03/02 T.7
Strip Interest 04/02 T.7
Strip Interest 05/02 T.7
Strip Interest 06/02 T.7
Strip Interest 07/02 T.7
Strip Interest 08/02 T.7
Strip Interest 09/02 T.7
Strip Interest 10/02 T.7
Strip Interest 11/02 T.7
Strip Interest 12/02 T.7
Strip Interest 01/03 T.7
Strip Interest 02/03 T.7
Strip Interest 03/03 T.7
Strip Interest 04/03 T.7
Strip Interest 05/03 T.7
Strip Interest 06/03 T.7
Strip Interest 07/03 T.7

Strip Interest 08/03 T.7
Strip Interest 09/03 T.7
Strip Interest 10/03 T.7
Strip Interest 11/03 T.7
Strip Interest 12/03 T.7
Strip Interest 01/04 T.7
Strip Interest 02/04 T.7
Strip Interest 03/04 T.7
Strip Interest 04/04 T.7
Strip Interest 05/04 T.7
Strip Principal 05/11/03 T.7
Strip Principal 08/11/03 T.7
Strip Principal 11/11/03 T.7
Strip Principal 02/11/04 T.7
Strip Principal 05/11/04 T.7
Bonds, German deutsche mark 7% due 2004
Bonds, German deutsche mark 8% due 2009
Bonds, German deutsche mark 7.875 % due 2005
Bonds, German deutsche mark 14% 1999 - 2000 and 9% 2001-2008 due 2008
Bonds, German deutsche mark medium-term 2002 10.5%
Bonds, German deutsche mark medium-term 2003 10.25%
Bonds, German deutsche mark 2006 11.25%
Bonds, German deutsche mark 11.75% due 2011
Bonds, German deutsche mark 9% due 2003
Bonds, German deutsche mark 12% due 2016
Bonds, German deutsche mark 11.75% due 2026
Bonds, German deutsche mark 8.5% due 2005
Bonds, euro 11% 1999-2001 and 8% 2002-2008 due 2008
Bonds, euro 8% 1999-2002, 8.25% 2002-2006 and 9% 2007-2010 due 2010
Bonds, euro 9% due 2003
Bonds, euro 10% due 2007
Bonds, euro 9% due 2006
Bonds, euro 10% due 2004
Bonds, euro 9.75% due 2003
Bonds, euro 10.25% due 2007
Bonds, euro 15% 2000-2001 and 8% 2002-2008 due 2008
Bonds, euro 9.5% due 2004
Bonds, euro 9% due 2009
Bonds, euro 8.5% due 2004
Bonds, euro 9.25% due 2002
Bonds, Swiss franc 7% due 2003
Bonds, euro 8% due 2002
Bonds, euro EURIBOR + 4% due 2003
Global Bonds, Argentine peso 10% 2001-2004 and 12% 2004-2008 due 2008
Global Bonds, euro 8.125% due 2008
Global Bonds, 7% 2001-2004 and 15.5% 2004-2008 due 2008
Global Bonds, U.S. dollar 12.25% due 2018
Global Bonds, U.S. dollar 12% due 2031 (capitalized)
Bonds, U.S. dollar floating rate L + 0.8125% (BR) and (RG)
Global Bonds, U.S. dollar 8.375% due 2003
Global Bonds, U.S. dollar 11% due 2006
Global Bonds, U.S. dollar 11.375% due 2017
Global Bonds, U.S. dollar 9.75% due 2027
Adjustable Margin Bonds, U.S. dollar due November 2002 (Span 02)
Bonds, U.S. dollar variable rate due 2005 (FRAN)

Global Bonds, U.S. dollar amortizing 8.875% due 2029
Global Bonds, U.S. dollar 11% due 2005
Global Bonds, U.S. dollar 12.125% due 2019
Global Bonds, U.S. dollar 11.75% due 2009
Global Bonds, U.S. dollar zero-coupon due October 2003 (Series E)
Global Bonds, U.S. dollar zero-coupon due October 2004 (Series F)
Global Bonds, U.S. dollar 10.25% due 2030
Global Bonds, U.S. dollar 12% due 2031
Global Bonds, U.S. dollar 12.375% due 2012
Global Bonds, U.S. dollar 12% due 2020
Global Bonds, U.S. dollar 11.375% due 2010
Global Bonds, U.S. dollar 11.75% due 2015
Bonds, Spanish peseta 7.5% due 2002
Bonds, euro 14% 2000-2001 and 8% 2002-2008 due 2008
Bonds, euro 10% 1999-2001 and 8% 2002-2008 due 2008 (fungible)
Bonds, 1992 (Bonex 92)
Bonds, 1992 (Bonex 92) March 2002 interest coupon
Bontes, 11.25% due 2004
Bontes, 11.75% due 2006
Bontes, 11.75% due 2003
Bontes, 12.125% due 2005
Bontes, 8.75% due 2002
Bontes, variable rate ENCUESTA+ 3.2% due 2003
Bono del Gobierno Nacional, 9% due 2002 (RML)
Bono Pagaré, Series III ENCUESTA + 4% due 2002
Bono Pagaré, Series IV ENCUESTA + 3.3% due 2002
Bono Pagaré, Series V ENCUESTA + 5.8% due 2002
Bono Pagaré, Series VI ENCUESTA + 4.35% due 2004
Debt Consolidation Bonds, U.S. dollar 3rd Series (Pre 6)
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4)
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4) Amortizing Payment Coupon February 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4) Amortizing Payment Coupon March 2002
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2)
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2) Amortizing Payment Coupon February 2002
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2) Amortizing Payment Coupon March 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4)
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4) Amortizing Payment Coupon December 2001
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4) Amortizing Payment Coupon February 2002
Debt Consolidation Bonds, U.S. dollar 3rd Series (Pro 6)
Debt Consolidation Bonds, U.S. dollar 3rd Series (Pro 6) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 4th Series (Pro 8)
Debt Consolidation Bonds, U.S. dollar 5th Series (Pro 10)

Debt Consolidation Bonds, U.S. dollar 5th Series (Pro 10) Interest Coupon
Ferrobonos
Letra del Tesoro 90 due March 2002
Letra del Tesoro 105 due February 2002
Letra del Tesoro 106 due March 2002
Letra del Tesoro 108 due February 2002
Letra del Tesoro 109 due March 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3)
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3) Amortizing Payment Coupon due February 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3) Amortizing Payment Coupon due March 2002
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1)
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1) Amortizing Payment Coupon due February 2002
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1) Amortizing Payment Coupon due March 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3)
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3) Amortizing Payment Coupon due December 2001
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3) Amortizing Payment Coupon due February 2002
Debt Consolidation Bonds, Argentine peso 3rd Series (Pro 5)
Debt Consolidation Bonds, Argentine peso 3rd Series (Pro 5) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 5th Series (Pro 9)
Debt Consolidation Bonds, Argentine peso 5th Series (Pro 9) Payment Coupon due January 2002
Derechos Creditorios

2005 Eligible Securities

U.S. dollar-denominated Pars governed by New York law
U.S. dollar-denominated Pars governed by Argentine law
Euro-denominated Pars governed by English law
Peso-denominated Pars governed by Argentine law
U.S. dollar-denominated Discounts governed by New York law
U.S. dollar-denominated Discounts governed by Argentine law
Euro-denominated Discounts governed by English law
Peso-denominated Discounts governed by Argentine law
Peso-denominated Quasi-Pars governed by Argentine law

ANNEX B

NEW SECURITIES

U.S. dollar-denominated Discounts governed by New York law
U.S. dollar-denominated Discounts governed by Argentine law
Euro-denominated Discounts governed by English law
Peso-denominated Discounts governed by Argentine law
U.S. dollar-denominated GDP-linked Securities governed by New York law
U.S. dollar-denominated GDP-linked Securities governed by Argentine law
Euro-denominated GDP-linked Securities governed by English law
Peso-denominated GDP-linked Securities governed by Argentine law
U.S. dollar-denominated Pars governed by New York law
U.S. dollar-denominated Pars governed by Argentine law
Euro-denominated Pars governed by English law
Peso-denominated Pars governed by Argentine law
U.S. dollar-denominated 2017 Globals governed by New York law